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Rainford Knight

Co- Founder at Florida Institute of Finance, LLC

West Palm Beach, Florida Area · See 500+ connections ·

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Florida Institute of Finance, LLC

Florida, Florida Atlantic

About

FIF engages in Hedge Fund Due Diligence and Operational Risk Assessment, Family Office Consulting and Training, Commercial Bank and Private Bank risk analysis and Venture related activities including valuation model developm   ... see more

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Experience

Co- Founder and Managing Partner

Florida Institute of Finance, LLC

2004 – Present · 15 yrs
West Palm Beach, Florida Area

- Risk management and Due Diligence: Hedge Funds, Commercial Banks and Private Banks

- Investment policy statement development and analysis

- Portfolio construction and benchmarking for both alternative and traditional assets

- Customized training programs for corporations
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 **Finance Professor**

Florida Atlantic University

2003 – Present · 16 yrs

 **Finance Professor**

University of Miami

Aug 2001 – May 2014 · 12 yrs 10 mos
Coral Gables, Florida

Finance Professor

Fairleigh Dickinson University

Jan 1997 – Jun 1999 · 2 yrs 6 mos
Madison, New Jersey

Education

Florida, Florida Atlantic





Skills & Endorsements

Hedge Funds · 44

Endorsed by **Michael Corcelli and 3 others who are highly skilled at this**

Portfolio Management · 43

Endorsed by **Jan Fredericks and 2 others who are highly skilled at this**

Equities · 36

Endorsed by **Michael Corcelli, who is highly skilled at this**

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